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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*



                               NationsRent, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                  638588 10 3
        _______________________________________________________________
                                (CUSIP Number)

   E. Michael Greaney, Esq., Gibson, Dunn & Crutcher LLP, 200 Park Avenue,
                                 NY, NY  10166
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 2, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1746 (2-98)

                                                               Page  2  of  36
                                                                    ---    ----
                                 SCHEDULE 13D
CUSIP NO.   638588 10 3
            -----------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      INVESTCORP S.A.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    Not Applicable                                            (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC, AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Luxembourg

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    37,219,436

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   19,441,658

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    37,219,436


------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    Not Applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    39.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                Page  3  of  36
                                                                     ---    ----

                                 SCHEDULE 13D
CUSIP NO.   638588 10 3
            -----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sipco Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    Not Applicable                                            (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Cayman Islands

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    37,219,436

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   19,441,658

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    37,219,436


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    Not Applicable                                                   [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    39.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                Page  4  of  36
                                                                     ---    ----

                                 SCHEDULE 13D
CUSIP NO.   638588 10 3
            -----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NR Holdings Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    Not Applicable                                            (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Cayman Islands

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    11,285,714

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   11,285,714

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    11,285,714


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    Not Applicable                                                   [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    16.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                Page  5  of  36
                                                                     ---    ----

                                 SCHEDULE 13D
CUSIP NO.   638588 10 3
            -----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NR2 Holdings Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Cayman Islands

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    22,222,222

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   4,444,444

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    22,222,222


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    Not Applicable                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    27.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                Page  6  of  36
                                                                     ---    ----

     This Amendment No. 2 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of NationsRent, Inc. ("NationsRent"), a Delaware corporation.

     This Amendment No. 2 is being filed jointly pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, on behalf of Investcorp S.A., a Luxembourg corporation ("Investcorp"), Sipco Limited, a Cayman Islands corporation ("Sipco"), and NR2 Holdings Limited, a Cayman Islands corporation ("NR2 Holdings," and collectively with Investcorp and Sipco, the "Current Reporting Persons").

     The initial Schedule 13D of Investcorp, Sipco and NR Holdings Limited, a Cayman Islands corporation ("NR Holdings" and collectively with Investcorp and Sipco, the "Initial Reporting Persons;" the Initial Reporting Persons and NR2 Holdings collectively, the "Reporting Persons"), which was filed on July 30, 1999, reported the Initial Reporting Persons' acquisition of beneficial ownership of in excess of five percent (5%) of the Common Stock as a result of the acquisition by NR Holdings and NR Investments Limited, a Cayman Islands corporation ("NR Investments," and collectively with NR Holdings, the "Series A Purchasers"), of shares (the "Series A Preferred Shares") of Series A Convertible Preferred Stock of NationsRent ("Series A Preferred Stock") on July 20, 1999.

     Amendment No. 1 was filed pursuant to Rule 13d-2(a) to amend the Initial Reporting Persons' Schedule 13D to report, among other things, that as of September 24, 1999, the beneficial interest of Investcorp and Sipco in the outstanding Common Stock had increased by 1.0% as a result of open market purchases of Common Stock by REF Equity Limited, a Cayman Islands corporation ("REF").

     This Amendment No. 2 is being filed pursuant to Rule 13d-1(a) and Rule 13d-2(a) to amend the Initial Reporting Persons' Schedule 13D to report, among other things, the acquisition by NR2 Holdings of beneficial ownership of in excess of five percent (5%) of the Common Stock as a result of its acquisition on August 2, 2000 of shares of Series B Convertible Preferred Stock of NationsRent ("Series B Preferred Stock") that are convertible into 4,444,444 shares of Common Stock (the "NR2 Series B Preferred Shares"). DB Capital Investors, L.P., J.P. Morgan Capital Corporation and Sixty Wall Street Fund, L.P. (the "Other Series B Purchasers") concurrently have acquired shares of Series B Preferred Stock that are convertible into 17,777,778 shares of Common Stock (the "Other Series B Preferred Shares"). Pursuant to a Preferred Stockholders Agreement (the "Preferred Stockholders Agreement") dated August 2, 2000, NR2 Holdings and the Other Series B Purchasers have entered into an agreement regarding the manner in which their shares of Series B Preferred Stock will be voted as to the election of members of the Board of Directors of NationsRent that the holders of the Series B Preferred Stock are entitled to elect pursuant to the terms of the Series B Preferred Stock (the "Series B Voting Agreement"). As a result of the Series B Voting Agreement, NR2 Holdings and the Other Series B Purchasers may be considered to be a group (the "13D Group") pursuant to Rule 13d-5(b)(1) under the Exchange Act. Accordingly, the 13D Group may be deemed to be the beneficial owner of the shares of Series B Preferred Stock owned by each member of the 13D Group and each member of the 13D Group may be deemed to share beneficial ownership of the shares of Series B Preferred Stock owned by each other member of the 13D Group. NR2 Holdings disclaims beneficial ownership of the Other Series B Preferred Shares, except to the extent that such beneficial ownership may arise as a result of the Series B Voting Agreement.

                                                                Page  7  of  36
                                                                     ---    ----

Item 1.  Security and Issuer.

No material change.


Item 2.  Identity and Background.

For information with respect to the identity and background of each director and executive officer of Investcorp, Sipco, NR Holdings and NR2 Holdings, see
Schedule I attached hereto.

(a)  Name of Person Filing

     (i)   Investcorp S.A.

     (ii)  Sipco Limited

     (iii) NR Holdings Limited

     (iv)  NR2 Holdings Limited

     (v) Other members of the 13D Group, which are filing separately pursuant to Rule 13d-1(k)(2) under the Exchange Act, are DB Capital Investors, L.P., J. P. Morgan Capital Corporation and Sixty Wall Street Fund, L.P.

(b)  Place of Organization

     (i)   Luxembourg

     (ii)  Cayman Islands

     (iii) Cayman Islands

     (iv)  Cayman Islands

(c)  Principal Business

     (i) Investcorp S.A., through its subsidiaries, acts as a principal and intermediary in international investment transactions.

     (ii) Sipco is a passive holding company that has no operations and no employees.

     (iii) The sole business of NR Holdings Limited is to hold shares of Series A Preferred Stock of NationsRent.

     (iv) The sole business of NR2 Holdings Limited is to hold shares of Series B Preferred Stock of NationsRent.

(d)  Address of Principal Business and Principal Office

     (i)  Investcorp S.A.
          6 rue Adolphe Fischer
          L-1520 Luxembourg

                                                                Page  8  of  36
                                                                     ---    ----


     (ii)  Sipco Limited
           West Wind Building
           P.O. Box 1111
           Harbour Drive
           Grand Cayman, Cayman Islands B.W.I.

     (iii) NR Holdings Limited
           West Wind Building
           P.O. Box 1111
           Harbour Drive
           Grand Cayman, Cayman Islands B.W.I.

     (iv)  NR2 Holdings Limited
           West Wind Building
           P.O. Box 1111
           Harbour Drive

(e)  Legal Proceedings

During the last five years, none of the Reporting Persons, nor, to their best knowledge, any person identified on Schedule I, has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of funds for the purchase of the Series A Preferred Shares was working capital contributed to the capital of the Series A Purchasers by their shareholders. The total purchase price for the Series A Preferred Shares was $100 million.

The source of funds for the open market purchases of Common Stock by REF was drawings by REF on an existing credit facility with Investcorp Funding Limited, an indirect subsidiary of Investcorp.

The source of funds for the purchase of the NR2 Series B Preferred Shares was working capital contributed to the capital of NR2 Holdings by its shareholders. The total purchase price for the NR2 Series B Preferred Shares was $20 million.

Item 4.  Purpose of Transaction.

Series A Preferred Stock Purchase
---------------------------------

The Series A Preferred Shares acquired by NR Holdings were acquired for investment purposes on behalf of certain persons and/or entities (the "Managed Entities") which indirectly are managed by affiliates of Investcorp through revocable management services or similar agreements between such persons and/or entities or their shareholders or principals and an affiliate of Investcorp pursuant to which each such person or entity indirectly has granted such

                                                                Page  9  of  36
                                                                     ---    ----

affiliate the authority to direct the voting and disposition of its equity interests in NR Holdings and/or NR Investments for so long as such agreement is in effect (the "Management Agreements"). The Series A Preferred Shares acquired by NR Investments were acquired for investment purposes on behalf of a subsidiary of Investcorp and, to the extent of .5% of the pecuniary interest, on behalf of certain of the Managed Entities. Investcorp has provided to its clientele the opportunity to participate in NR Holdings' investment in the Series A Preferred Shares by purchasing nonvoting equity interests in NR Holdings from the Managed Entities or by other means.

Pursuant to the Preferred Stock Purchase Agreement between the Series A Purchasers and NationsRent dated July 20, 1999 (the "Series A Purchase Agreement"), the Series A Purchasers acquired from NationsRent on July 20, 1999 beneficial ownership of Series A Preferred Shares convertible into an aggregate of 14,285,714 shares of Common Stock (11,285,714 for NR Holdings and 3,000,000 for NR Investments).

Open Market Purchases
---------------------

The Common Stock acquired by REF was acquired for investment purposes on behalf of certain entities (the "REF Managed Entities") which indirectly are managed by affiliates of Investcorp through revocable management services or similar agreements between such entities or their shareholders or principals and an affiliate of Investcorp pursuant to which each such entity indirectly has granted such affiliate the authority to direct the voting and disposition of its equity interests in REF for so long as such agreement is in effect (each such agreement, an "REF Management Agreement").

Series B Preferred Stock Purchase
---------------------------------

NationsRent issued the Series B Preferred Stock in order to obtain funds to repay certain indebtedness, for capital expenditures and for other general corporate purposes (including advertising and branding of its stores). The NR2 Series B Preferred Shares were acquired for investment purposes on behalf of the Managed Entities.

Pursuant to the Preferred Stock Purchase Agreement among NR2 Holdings, the Other Series B Purchasers and NationsRent dated August 2, 2000 (the "Series B Purchase Agreement"), NR2 Holdings and the Other Series B Purchasers acquired from NationsRent on August 2, 2000 shares of Series B Preferred Stock convertible into an aggregate of 22,222,222 shares of Common Stock (4,444,444 for NR2 Holdings, 8,888,889 for DB Capital Investors, L.P., 6,666,667 for J.P. Morgan Capital Corporation, and 2,222,222 for Sixty Wall Street Fund, L.P.). The closing of the purchase of shares of Series B Preferred Stock convertible into an aggregate of 11,555,555 shares of Common Stock (2,311,111 for NR2 Holdings, 4,622,222 for DB Capital Investors, L.P., 3,466,667 for J.P. Morgan Capital Corporation, and 1,155,555 for Sixty Wall Street Fund, L.P.) took place on August 2, 2000. NR2 Holdings and the Other Series B Purchasers have the right (and the obligation) to consummate the closing of the purchase of shares of Series B Preferred Stock (the "Second Preferred Shares") that will be convertible into an aggregate of 10,666,667 shares of Common Stock (2,133,333 for NR2 Holdings, 4,266,667 for DB Capital Investors, L.P., 3,200,000 for J.P. Morgan Capital Corporation, and 1,066,667 for Sixty Wall Street Fund, L.P.) following approval by NationsRent's stockholders of the issuance of such shares in accordance with the listing requirements of the New York Stock Exchange ("Stockholder Approval"). Persons having a majority of the voting power of the outstanding shares of Common Stock and Series A Convertible Preferred Stock (which vote together as a

                                                               Page  10  of  36
                                                                    ----    ----

single class on such matter) have executed and delivered to NationsRent voting agreements and proxies ("Voting Agreements") agreeing to vote their shares of capital stock of NationsRent in favor of approval of such issuance and granting proxies to representatives of NationsRent to vote their shares of capital stock in favor of approval of such issuance. Accordingly, stockholder approval of such issuance is assured. Since there is no material condition to the right of NR2 Holdings and the Other Series B Purchasers to close on the purchase of the Second Preferred Shares, the 10,666,667 shares of Common Stock into which they are convertible became beneficially owned by NR2 Holdings and the Other Series B Purchasers upon execution and delivery of the Series B Purchase Agreement and the Voting Agreements and have been included in the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

Change in the Board of Directors
--------------------------------

Pursuant to the Series B Purchase Agreement, NationsRent has agreed to increase the size of the Board of Directors from eight to ten, and to appoint a designee of each of DB Capital Investors, L.P. and J.P. Morgan Capital Corporation to the Board of Directors. Pursuant to the Series A Purchase Agreement, in July 1999 NationsRent increased the size of the Board of Directors from six to eight and appointed two designees of the Series A Purchasers to the Board of Directors.


Other Plans or Proposals
------------------------

The Reporting Persons may from time to time acquire beneficial ownership of additional Common Stock and may from time to time cease to have beneficial ownership of Common Stock, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Such acquisitions or dispositions may result from investment decisions by Investcorp, from investment decisions by Investcorp's wholly owned subsidiaries that indirectly manage the Managed Entities and the REF Managed Entities, from decisions by the ultimate beneficial owners of the equity interests in NR Holdings, NR Investments and NR2 Holdings (collectively, the "NR Purchasers") held by the Managed Entities to directly or indirectly terminate or revoke the Management Agreements or from decisions by the ultimate beneficial owners of the equity interests in REF held by the REF Managed Entities to directly or indirectly terminate or revoke the REF Management Agreements. Without limitation of the foregoing, the parties' intention generally is to explore means to realize favorable returns upon their investment in the Series A Preferred Shares, the NR2 Series B Preferred Shares and the Common Stock, as applicable, and, accordingly, on an on-going basis, may seek, evaluate and/or respond to offers to sell or otherwise dispose of the Series A Preferred Shares, the NR2 Series B Preferred Shares and the Common Stock into which the Series A Preferred Shares or the NR2 Series B Preferred Shares are convertible (the "Conversion Shares") or the Common Stock purchased in the open market by REF, either through open market or privately negotiated transactions. Such transactions may include transfers of Series A Preferred Shares, NR2 Series B Preferred Shares or shares of Common Stock to their ultimate beneficial owners, individual sales on behalf of the ultimate beneficial owners, underwritten offerings of Conversion Shares or of Common Stock held by REF on behalf of more than one of the ultimate beneficial owners thereof, and dispositions through negotiated transactions that result in a third party's acquisition of some or all of the Series A Preferred Shares, the NR2 Series B

                                                               Page  11  of  36
                                                                    ----    ----

Preferred Shares, the Conversion Shares or the Common Stock purchased by REF. The Reporting Persons reserve the right to take any action with respect to NationsRent or any of its equity securities in any manner permitted by law.

Item 5.  Interest in Securities of the Issuer.

         (a) (i) See Cover Page for Investcorp, Items 11 and 13. Investcorp does not directly own any shares of Common Stock, Series A Preferred Stock or Series B Preferred Stock. Investcorp's beneficial ownership of Common Stock results from the shares of Series A Preferred Stock owned by NR Investments and NR Holdings, the shares of Common Stock owned by REF, the shares of Series B Preferred Stock owned by NR2 Holdings and the Other Series B Preferred Shares which NR2 Holdings may be deemed to beneficially own. Investcorp may be deemed to share beneficial ownership of the shares of Series A Preferred Stock and Series B Preferred Stock beneficially owned by the Managed Entities because the Managed Entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each such entity or person indirectly has granted such affiliate the authority to direct the voting and disposition of the equity interests in NR Holdings and NR2 Holdings owned by such entity for so long as such agreement is in effect. Investcorp may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by the REF Managed Entities because the REF Managed Entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each such entity or person indirectly has granted such affiliate the authority to direct the voting and disposition of the equity interests in REF owned by such entity for so long as such agreement is in effect.

          The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon the 58,352,704 shares of Common Stock outstanding as of August 2, 2000, as represented by NationsRent in the Series B Purchase Agreement, plus the 18,730,158 shares of Common Stock into which the Series A Preferred Shares and the NR2 Series B Preferred Shares are convertible, plus the 17,777,778 shares of Common Stock into which the Other Series B Preferred Shares are convertible.

          NR Holdings beneficially owns Series A Preferred Stock that is convertible into 11,285,714 shares of Common Stock. NR Investments beneficially owns Series A Preferred Stock that is convertible into 3,000,000 shares of Common Stock. NR2 Holdings beneficially owns the NR2 Series B Preferred Shares which are convertible into 4,444,444 shares of Common Stock and may be deemed to beneficially own the Other Series B Preferred Shares which are convertible into 17,777,778 shares of Common Stock. REF owns 711,500 shares of Common Stock.

          (ii) See Cover Page for Sipco, Items 11 and 13. Sipco does not directly own any shares of the Series A Preferred Stock or Series B Preferred Stock. The shares of Common Stock listed as beneficially owned by Sipco are the shares into which the Series A Preferred Stock and Series B Preferred Stock that Investcorp may be deemed to beneficially own are convertible and the shares of Common Stock owned by REF, which Investcorp may be deemed to beneficially own. Sipco, which is a passive holding company entity without operations or employees, may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.

                                                               Page  12  of  36
                                                                    ----    ----

          (iii) See Cover Page for NR Holdings, Items 11 and 13. NR Holdings beneficially owns Series A Preferred Stock that is convertible into 11,285,714 shares of Common Stock.

          The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon the 58,352,704 shares of Common Stock outstanding as of August 2, 2000, as represented by NationsRent in the Series B Purchase Agreement, plus the 11,285,714 shares of Common Stock into which the Series A Preferred Stock owned by NR Holdings is convertible.

          (iv) See Cover Page for NR2 Holdings, Items 11 and 13. NR2 Holdings beneficially owns the NR2 Series B Preferred Shares which are convertible into 4,444,444 shares of Common Stock and may be deemed to beneficially own the Other Series B Preferred Shares which are convertible into 17,777,778 shares of Common Stock. The NR2 Series B Preferred Shares and the Other Series B Preferred Shares include shares of Series B Preferred Stock that NR2 Holdings and the Other Series B Purchasers have the right (and obligation) pursuant to the Series B Purchase Agreement to acquire following receipt of Stockholder Approval that will be convertible into an aggregate of 10,666,667 shares of Common Stock (2,133,333 in the case of the NR2 Series B Preferred Shares and 8,533,334 in the case of the Other Series B Preferred Shares).

          The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon the 58,352,704 shares of Common Stock outstanding as of August 2, 2000, as represented by NationsRent in the Series B Purchase Agreement, plus the 4,444,444 shares of Common Stock into which the NR2 Series B Preferred Shares are convertible, plus the 17,777,778 shares of Common Stock into which the Other Series B Preferred Shares are convertible.

          To the best knowledge of the Reporting Persons, none of the persons identified on Schedule I, directly or indirectly, has the sole or shared power to direct the voting or disposition of any shares of Common Stock of NationsRent.

          (v) As noted above, NR2 Holdings, DB Capital Investors, L.P., J.P. Morgan Capital Corporation and Sixty Wall Street Fund, L.P. may be deemed to be a group as a result of the Series B Voting Agreement.

          DB Capital Investors, L.P. has represented to the Current Reporting Persons that it is the direct beneficial owner of shares of Series B Preferred Stock that are convertible into 8,888,8889 shares of Common Stock. In addition, DB Capital Investors, L.P. may be deemed to be the beneficial owner of the Series B Preferred Stock beneficially owned by the other members of the 13D Group, which in the aggregate is convertible into an additional 13,333,333 shares of Common Stock. Therefore, in the aggregate, DB Capital Investors, L.P. may be deemed to be the beneficial owner of 22,222,222 shares of Common Stock, which represents 27.6% of the Common Stock based upon the 58,352,704 shares of Common Stock outstanding as of August 2, 2000, as represented by NationsRent in the Series B Purchase Agreement, plus the 22,222,222 shares of Common Stock into which the shares of Series B Preferred Stock that are or may be deemed to be beneficially owned by DB Capital Investors, L.P. are convertible.

          J.P. Morgan Capital Corporation has represented to the Current Reporting Persons that it is the direct beneficial owner of shares of Series B Preferred Stock that are convertible into 6,666,667 shares of Common Stock. In addition, J.P. Morgan Capital Corporation may be deemed to be the beneficial owner of the Series B Preferred Stock beneficially owned by the other members of the 13D Group, which in the

                                                               Page  13  of  36
                                                                    ----    ----

aggregate is convertible into an additional 15,555,555 shares of Common Stock. Therefore, in the aggregate, J.P. Morgan Capital Corporation may be deemed to be the beneficial owner of 22,222,222 shares of Common Stock, which represents 27.6% of the Common Stock based upon the 58,352,704 shares of Common Stock outstanding as of August 2, 2000, as represented by NationsRent in the Series B Purchase Agreement, plus the 22,222,222 shares of Common Stock into which the shares of Series B Preferred Stock that are or may be deemed to be beneficially owned by J.P. Morgan Capital Corporation are convertible.

          Sixty Wall Street Fund, L.P. has represented to the Current Reporting Persons that it is the direct beneficial owner of shares of Series B Preferred Stock that are convertible into 2,222,222 shares of Common Stock. In addition, Sixty Wall Street Fund, L.P. may be deemed to be the beneficial owner of the Series B Preferred Stock beneficially owned by the other members of the 13D Group, which in the aggregate is convertible into an additional 20,000,000 shares of Common Stock. Therefore, in the aggregate, Sixty Wall Street Fund, L.P. may be deemed to be the beneficial owner of 22,222,222 shares of Common Stock, which represents 27.6% of the Common Stock based upon the 58,352,704 shares of Common Stock outstanding as of August 2, 2000, as represented by NationsRent in the Series B Purchase Agreement, plus the 22,222,222 shares of Common Stock into which the shares of Series B Preferred Stock that are or may be deemed to be beneficially owned by Sixty Wall Street Fund, L.P. are convertible.

     (b) (i) See Cover Page for Investcorp, Items 7 through 10. Investcorp does not have the sole power to vote or dispose of any shares of Series A Preferred Stock or Series B Preferred Stock or any shares of the Common Stock owned by REF. Investcorp may be deemed to share the power to direct the voting and disposition of the Series A Preferred Shares and the NR2 Series B Preferred Shares because certain of the Managed Entities own equity interests in the NR Purchasers having greater than 90% of the voting power of the equity interests of the NR Purchasers, and these Managed Entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each of these Managed Entities indirectly has granted such affiliate the authority to direct the voting and disposition of the equity interests in the NR Purchasers owned by such Managed Entity for so long as such agreement is in effect. Investcorp may be deemed to share the power to direct the voting and disposition of the shares of Common Stock owned by REF because the REF Managed Entities own all of the equity interests in REF, and the REF Managed Entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each of the REF Managed Entities indirectly has granted such affiliate the authority to direct the voting and disposition of the equity interests in REF owned by such REF Managed Entity for so long as such agreement is in effect. Investcorp may be deemed to share the power to vote the NR2 Series B Preferred Shares and the Other Series B Preferred Shares with the Other Series B Purchasers as a result of the Series B Voting Agreement. Investcorp does not have or share the power to dispose of the Other Series B Preferred Shares.

          Schedule II sets forth the name, place of organization, principal business, address of principal business and address of principal office for each of the Managed Entities and REF Managed Entities with which Investcorp may be deemed to share voting or dispositive power with respect to the Common Stock, the Series A Preferred Shares or the NR2 Series B Preferred Shares. To the best knowledge of the Reporting Persons, during the last five years none of these Managed Entities and none of the REF Managed Entities has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or

                                                               Page  14  of  36
                                                                    ----    ----

administrative body of competent jurisdiction as a result of which the Managed Entity or REF Managed Entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (ii) See Cover Page for Sipco, Items 7 through 10. Sipco does not directly own any Common Stock. The shares of Common Stock listed as beneficially owned by Sipco are the shares into which the Series A Preferred Shares, the NR2 Series B Preferred Shares and the Other Series B Preferred Shares that Investcorp may be deemed to beneficially own are convertible and the Common Stock owned by REF which Investcorp may be deemed to beneficially own. Sipco, which is a passive holding company entity without operations or employees, may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.

          (iii)  See Cover Page for NR Holdings, Items 7 through 10.

          (iv) See Cover Page for NR2 Holdings, Items 7 through 10. As a result of the Series B Voting Agreement, NR2 Holdings may be deemed to share voting power, but not dispositive power, over the NR2 Series B Preferred Shares and the Other Series B Preferred Shares with the other members of the 13D Group.

     (c) Attached as Schedule III hereto is a list of all open market purchases of Common Stock made by REF, the last of which occurred on September 24, 1999, and all of which were reported in Amendment No. 1 to this Schedule 13D. Pursuant to the Series B Purchase Agreement, on August 2, 2000, NR2 Holdings purchased from NationsRent 20,000 shares of Series B Preferred Stock, including 9,600 shares that it has the right (and obligation) pursuant to the Series B Purchase Agreement to acquire following receipt of Stockholder Approval. The 20,000 shares are convertible into 4,444,444 shares of Common Stock. The purchase price for the shares of Series B Preferred Stock is $1,000 per share.

     (d) The Managed Entities have the right to receive all dividends on and all proceeds from the sale of the Series A Preferred Shares and Conversion Shares of NR Holdings, .5% of the dividends on and sale proceeds of the Series A Preferred Shares and Conversion Shares of NR Investments and all dividends on and all sale proceeds of the NR2 Series B Preferred Shares and Conversion Shares of NR2 Holdings. The REF Managed Entities have the right to receive all dividends on and all proceeds from the sale of the Common Stock that REF owns. None of the Managed Entities or REF Managed Entities has a direct or indirect pecuniary interest, within the meaning of Exchange Act Rule 16a-1(a)(2), in more than five percent of the Common Stock. Neither Investcorp nor Sipco has a direct or indirect pecuniary interest, within the meaning of Exchange Act Rule 16a-1(a)(2), in any of the Common Stock owned by REF.

     (e) Not applicable.

                                                               Page  15  of  36
                                                                    ----    ----

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Investcorp has no contracts, arrangements, understandings or relationships (legal or otherwise) specifically with respect to the securities of NationsRent. The Management Agreements and the REF Management Agreements indirectly grant affiliates of Investcorp the authority to direct the voting, acquisition and disposition of any investments undertaken by such affiliates on behalf of the Managed Entities and the REF Managed Entities, respectively, including shares of stock of companies the acquisition of which is arranged by other affiliates of Investcorp. Sipco has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the securities of NationsRent. Except as set forth below, neither NR Holdings nor NR2 Holdings has any contracts, arrangements, understandings or relationships with Investcorp or with any other person with respect to the securities of NationsRent.

     (a)  Purchase Agreements.
          -------------------

Pursuant to the Series A Purchase Agreement, NR Holdings and NR Investments have agreed that Investcorp or an affiliate of Investcorp will retain control of the voting and dispositive power with respect to a majority of the Series A Preferred Shares as long as any Series A Preferred Shares remain outstanding. Pursuant to the Series B Purchase Agreement, NR2 Holdings has agreed that Investcorp or an affiliate of Investcorp will retain control of the voting and dispositive power with respect to a majority of the NR2 Series B Preferred Shares as long as any NR2 Series B Preferred Shares remain outstanding. In addition, pursuant to the Series A Purchase Agreement and the Series B Purchase Agreement, NationsRent has agreed to comply with all public information reporting requirements of the Securities and Exchange Commission relating to the availability of an exemption under the Securities Act of 1933 for the sale of the shares of Series A Preferred Stock and Series B Preferred Stock issued pursuant to such agreements and the shares of Common Stock issuable upon conversion thereof (including pursuant to Rule 144 under the Securities Act of 1933). Pursuant to the Series B Purchase Agreement, NationsRent has agreed to appoint a designee of each of DB Capital and J.P. Morgan to the Board of Directors promptly, even though, until the acquisition of the Second Preferred Shares, DB Capital, J.P. Morgan, Investcorp and their affiliates will not hold the number of shares of Series B Preferred Stock required by the Certificate of Designation for the holders of the Series B Preferred Stock to be entitled to elect two directors.

The description contained in this Item 6 of the Series A Purchase Agreement and the Series B Purchase Agreement is qualified in its entirety by reference to the full texts of such Purchase Agreements which are incorporated by reference herein and are filed as Exhibits B and G hereto.

     (b) Registration Rights Agreements.
         ------------------------------

In connection with the execution of the Series A Purchase Agreement, NationsRent, the Series A Purchasers, James L. Kirk and H. Wayne Huizenga have previously entered into a registration rights agreement (the "Series A Registration Rights Agreement"). In connection with the execution of the Series B Purchase Agreement, NationsRent, NR2 Holdings, the Other Series B Purchasers, James L. Kirk, H. Wayne Huizenga and the Series A Purchasers entered into a registration rights agreement (the "Series B Registration Rights Agreement"). Pursuant to the Series A Registration Rights Agreement, the Series A Purchasers are entitled to certain demand and piggyback registration rights with respect to their shares of Series A Preferred Stock. Pursuant to the Series B Registration Rights Agreement, NR2 Holdings and the Other Series B Purchasers are entitled to certain demand and piggyback registration rights with respect to their shares of Series B Preferred Stock, and NR2 Holdings, the Other Series B Purchasers and the Series A Purchasers are entitled to certain "tag-along" rights to sell shares of Common Stock issuable upon conversion of their shares of Series A Preferred Stock or Series B Preferred Stock in the event that Mr. Kirk, Mr. Huizenga or their affiliates sell any of their shares of Common Stock, subject to certain exceptions.

The description contained in this Item 6 of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement which is incorporated by reference herein and is filed as Exhibit C hereto.

                                                               Page  16  of  36
                                                                    ----    ----

     (c) Preferred Stockholders Agreement.
         --------------------------------

Pursuant to the Preferred Stockholders Agreement, (i) NR2 Holdings and the Other Series B Purchasers have entered into an agreement regarding the manner in which their shares of Series B Preferred Stock will be voted as to the election of members of the Board of Directors of NationsRent that the holders of the Series B Preferred Stock are entitled to elect pursuant to the terms of the Series B Preferred Stock and (ii) the Series A Purchasers, NR2 Holdings and the Other Series B Purchasers are entitled to certain "tag-along" rights to sell shares of Series A Preferred Stock, Series B Preferred Stock or Common Stock in the event that any of them elects to sell any such shares, subject to certain exceptions.

The description contained in this Item 6 of the Preferred Stockholders Agreement is qualified in its entirety by reference to the full text of the Preferred Stockholders Agreement which is incorporated by reference herein and is filed as Exhibit D hereto.

     (d)  Voting Agreement and Proxy.
          --------------------------

Pursuant to a Voting Agreement and Proxy executed by NR Holdings and a Voting Agreement and Proxy executed by NR Investments in connection with the execution of the Series B Purchase Agreement, each of them has agreed to vote all of its Series A Preferred Shares in favor of the approval of the transactions contemplated by the Series B Purchase Agreement and has granted a proxy to certain officers of NationsRent to vote its shares in such manner.

     (e) Certificate of Designation of the Series B Convertible
         ------------------------------------------------------
         Preferred Stock.
         ---------------

The following is a summary of certain terms of the Series B Preferred Stock. This summary is not complete and is qualified in its entirety by reference to the Certificate of Designation for the Series B Preferred Stock, which is attached hereto as Exhibit E and which is incorporated herein by reference.


     Liquidation Preference.  Upon any voluntary or involuntary liquidation,
     ----------------------
dissolution or winding-up of NationsRent, each holder of Series B Preferred Stock will be entitled to payment out of the assets of NationsRent available for distribution of an amount equal to $1,000 per share of Series B Preferred Stock held by such holder (the "Liquidation Preference"), plus accrued and unpaid dividends, if any, to the date fixed for liquidation, dissolution or winding-up, before any distribution is made on the Common Stock. After payment in full of the Liquidation Preference and such dividends, if any, to which holders of Series B Preferred Stock are entitled, such holders will not be entitled to any further participation in any distribution of assets of NationsRent.

     Dividends.  The Series B Preferred Stock will not have a stated dividend
     ---------
other than upon a Change in Control as described below. However, in the event that NationsRent declares or pays any dividends or other distributions upon the Common Stock other than dividends paid in shares of Common Stock, NationsRent must also declare and pay to the holders of the Series B Preferred Stock, at the same time that it declares and pays such dividends or other distributions to the holders of the Common Stock, the dividends or distributions which would have been declared and paid with respect to the Common Stock issuable upon conversion of the Series B Preferred Stock had all of the outstanding shares of Series B Preferred Stock been converted immediately prior to the record date for such dividend or distribution, or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividends or distributions are determined.

     Conversion Rights.  Subject to possible adjustment as described below, each
     -----------------
share of Series B Preferred Stock is convertible into 222.2 shares of Common Stock (representing a conversion price of $4.50 per share of Common Stock based on the Liquidation Preference of $1,000 per share of Series B Preferred Stock).

                                                               Page  17  of  36
                                                                    ----    ----

     The conversion price and the number and kind of securities or rights into which the Series B Preferred Stock is convertible are subject to certain anti-dilution adjustments upon the occurrence of certain events set forth in the Certificate of Designation.

  Change in Control.  NationsRent has no obligation to redeem or repurchase
  -----------------
the Series B Preferred Stock, other than upon a Change in Control (as defined below).

     In the event of a Change in Control that is not in connection with an acquisition that is accounted for under the "pooling-of-interests" method of generally accepted accounting principles and that has been approved or publicly recommended by the Board of Directors, NationsRent must offer to purchase, within 20 business days after the Change in Control (or concurrently with the effectiveness of the Change in Control if NationsRent is not the surviving entity in such transaction), all of the then outstanding shares of Series B Preferred Stock at a purchase price per share, in cash, equal to the Liquidation Preference thereof plus an amount equal to 8.00% of the Liquidation Preference, compounded annually from the date of issuance of such shares to the purchase date (the "Call Price").

     In the event of a Change in Control that is not in connection with an acquisition that is accounted for under the "pooling-of-interests" method of generally accepted accounting principles and that has not been approved or
                                                      ---
publicly recommended by the Board of Directors, NationsRent may, at its option, offer to purchase for cash all of the then outstanding shares of Series B
Preferred Stock in the same manner as described above.   However, if NationsRent
elects not to make such an offer, the holders of Series B Preferred Stock will have, as an alternative to their normal conversion right, the right to convert their shares of Series B Preferred Stock into a number of shares of Common Stock equal to 110% of the Call Price per share of Series B Preferred Stock divided by the closing price of the Common Stock at the close of business on the business day prior to the expiration of the tender offer, or if the Change in Control does not result from a tender offer, the business day prior to the effective time of the Change in Control. Further, immediately following the Change in Control, the Liquidation Preference of all shares of Series B Preferred Stock that were not converted shall automatically increase to an amount equal to 110% of the Call Price and the holders will be entitled to receive dividends at the rate of 8% per year.

     In the event of a Change in Control that is an acquisition that is accounted for under the "pooling-of-interests" method of generally accepted accounting principles, then, upon the occurrence of the Change in Control, all of the then outstanding Series B Preferred Stock will be automatically converted into Common Stock having a market value equal to 110% of the Call Price, valued at the closing price of the Common Stock at the close of business on the business day prior to the effective date of the Change in Control.

     The Certificate of Designation defines a "Change in Control" as the occurrence of any of the following events:

        i. a person or group becomes the beneficial holder of more than 50% of the total voting stock of NationsRent. An acquisition of more than 50% of the stock by Messrs. Kirk or Huizenga, H. Family Investments, Inc. or any holder of Series B

                                                               Page  18  of  36
                                                                    ----    ----

            Preferred Stock will not be a Change in Control, unless, in the case of Messrs. Kirk and Huizenga and H. Family Investments, the event causes the Common Stock to no longer be listed on a national securities exchange or quoted on NASDAQ; or

        ii. a merger of NationsRent or a sale or other disposition of all or substantially all of NationsRent's assets where the holders of voting stock of NationsRent prior to the transaction do not own more than 50% of the voting power of the voting stock of the entity surviving the transaction, or to which the assets were transferred.

  Redemption at the Option of NationsRent.  At any time after the first
  ---------------------------------------
anniversary of the issuance of the Series B Preferred Stock, NationsRent may, at its election, redeem, in whole but not in part, the shares of then outstanding Series B Preferred Stock at a purchase price in cash per share of Common Stock issuable upon conversion of the Series B Preferred Stock equal to $9.00 compounded annually at the rate of 20% per annum for the period from the first anniversary of the issuance of the Series B Preferred Stock up to and including the date of redemption.

  General Voting Rights.  The holders of Series B Preferred Stock are entitled
  ---------------------
to vote (or act by written consent) together with the holders of the Common Stock and the Series A Preferred Stock on all matters submitted to stockholders of NationsRent for a vote (or for action) except where holders of Series B Preferred Stock are entitled to vote separately as a class (as provided below) and except as otherwise required by applicable law. Each share of Series B Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of such share of Series B Preferred Stock. Except as provided below under "-- Class Voting Rights," the holders of the Series B Preferred Stock are not entitled to vote as a separate class on any matter to be voted on by stockholders of NationsRent.

  Class Voting Rights.  NationsRent may not, without the affirmative vote or
  -------------------
consent of the holders of at least two-thirds of the shares of Series B Preferred Stock then outstanding voting or consenting as the case may be, as a separate class, take certain actions specified in the Certificate of Designation, including, among others:

        i. authorize, create or issue any Senior Securities (as defined in the Certificate of Designation) or any obligation or security convertible into or evidencing a right to purchase any Senior Securities;

        ii. authorize an amendment or waiver of the Certificate of Designation or the Certificate of Incorporation which would have certain effects as identified in the Certificate of Designation;

        iii. make repurchases of, optional redemptions of and/or tender offers for, the capital stock of NationsRent the aggregate fair market value of which exceeds 5% of NationsRent's market capitalization (determined as provided in the Certificate of Designation) during any 12-month period that occurs in whole or in part during the first five years after August 2, 2000; or

                                                               Page  19  of  36
                                                                    ----    ----

        iv. except for a transaction constituting a Change in Control, merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of NationsRent's assets to, any person unless, if NationsRent is not the Surviving Person (as defined in the Certificate of Designation), the Series B Preferred Stock is converted into or exchanged for and becomes shares of such Surviving Person, having the same (or more favorable) powers, preferences and relative, participating, optional or other special rights as the Series B Preferred Stock had immediately prior to such transaction.

  Voting for Directors.  In the election of directors of NationsRent, the
  --------------------
holders of the Series B Preferred Stock, voting separately as a single class to the exclusion of all other classes or series of NationsRent's capital stock, may:

        i. elect two members of NationsRent's board of directors provided that on the record date for such vote, DB Capital, J.P. Morgan, Investcorp and their affiliates have voting and dispositive power with respect to at least 66,666 shares of Series B Preferred Stock;

        ii. elect one member of NationsRent's board of directors provided that on the record date for such vote, DB Capital, J.P. Morgan, Investcorp and their affiliates have voting and dispositive power with respect to at least 33,333 shares of Series B Preferred Stock (but less than 66,666 shares of Series B Preferred Stock); or

        iii. elect one member of NationsRent's board of directors provided that on the record date for such vote, DB Capital and its affiliates, J.P. Morgan and its affiliates, or Investcorp and its affiliates have voting and dispositive power with respect to at least 25,000 shares of Series B Preferred Stock (but less than 33,333 shares of Series B Preferred Stock).

     If on the record date for a vote for directors, DB Capital, J.P. Morgan, Investcorp and their affiliates do not have voting and dispositive power as outlined in the immediately preceding paragraphs to elect directors as a separate class, then the holders of Series B Preferred Stock shall be entitled to vote for the election of directors voting together with the holders of the Common Stock as a single class, with each share of Common Stock entitled to one vote per share and each share of Series B Preferred Stock entitled to one vote for each share of Common Stock issuable upon conversion of the Series B Preferred Stock.

     Pursuant to the Preferred Stockholders Agreement, the Purchasers have agreed to vote their shares of Series B Preferred Stock for nominees to NationsRent's Board of Directors designated by certain Purchasers in accordance with the Preferred Stockholders Agreement.

  Preemptive Rights.  Provided the holders of Series B Preferred Stock are
  -----------------
entitled to elect as a class at least one member of NationsRent's Board of Directors pursuant to the Certificate of Designation, then the holders of at least 15,000 shares of Series B Preferred Stock shall have preemptive rights to purchase or subscribe to purchase any capital stock of NationsRent, or any obligation or security convertible or exchangeable into or evidencing the right to purchase any capital stock of NationsRent, offered from time to time by NationsRent for cash in a public offering or private placement (other than any such capital stock or obligation or

                                                               Page  20  of  36
                                                                    ----    ----

security issued or issuable as consideration in a business combination or as compensation to an employee, consultant or otherwise).

     (f) Certificate of Designation of the Series A Convertible Preferred Stock.
         -----------------------------------------------------------------------

     The Certificate of Designation of the Series A Convertible Preferred Stock, as amended by the Certificate of Amendment thereto, is substantially similar to the Certificate of Designation of the Series B Convertible Preferred Stock outlined in subsection (e) above, with the following material differences:

     Redemption at the Option of NationsRent.  At any time after the first
     ---------------------------------------
anniversary of the issuance of the Series A Preferred Stock, NationsRent may, at its election, redeem, in whole but not in part, the shares of then outstanding Series A Preferred Stock at a purchase price in cash per share of Common Stock issuable upon conversion of the Series A Preferred Stock equal to $14.00 compounded annually at the rate of 20% per annum for the period from the first anniversary of the issuance of the Series A Preferred Stock up to and including the date of redemption. The redemption purchase price for the Series B Preferred Stock is $9.00 per share, as noted in (e) above.

     Conversion Rights.  Subject to the same possible adjustments described
     -----------------
with respect to the Series B Certificate of Designation in (e) above, each share of Series A Preferred Stock is convertible into 142.857 shares of Common Stock (representing a conversion price of $7.00 per share of Common Stock based on the Liquidation Preference of $1,000 per share of Series A Preferred Stock). The conversion price for the Series B Preferred Stock is $4.50 per share, convertible into 222.2 shares of Common Stock, as noted in (e) above.

     Class Voting Rights.  When the Series A Preferred Stock votes as a separate
     -------------------
class, the affirmative vote of a majority, rather than two-thirds, is required to approve the matter being acted upon.

     Voting for Directors.  In the election of directors of NationsRent, the
     --------------------
holders of the Series A Preferred Stock, voting separately as a single class to the exclusion of all other classes or series of NationsRent's capital stock, may:


       i. elect two members of NationsRent's board of directors provided that on the record date for such vote, Investcorp and its Affiliates have voting and dispositive power with respect to at least 66,666 shares of Series A Preferred Stock;

      ii. elect one member of NationsRent's board of directors provided that on the record date for such vote, Investcorp and its Affiliates have voting and dispositive power with respect to at least 33,333 shares of Series A Preferred Stock (but less than 66,666 shares of Series B Preferred Stock).

     If on the record date for a vote for directors, Investcorp and its Affiliates do not have voting and dispositive power as outlined in the immediately preceding paragraphs to elect directors as a separate class, then the holders of Series A Preferred Stock shall be entitled to vote for the election of directors voting together with the holders of the Common Stock as a single class, with each share of Common Stock entitled to one vote per share and each share of Series A Preferred Stock entitled to one vote for each share of Common Stock issuable upon conversion of the Series A Preferred Stock, respectively.

  Preemptive Rights.  Provided the holders of Series A Preferred Stock are
  -----------------
entitled to elect as a class at least one member of NationsRent's Board of Directors pursuant to the Certificate of Designation, then the holders of Series A Preferred Stock shall have preemptive rights to purchase or subscribe to purchase any capital stock of NationsRent, or any obligation or security convertible or exchangeable into or evidencing the right to purchase any capital stock of NationsRent, offered from time to time by NationsRent for cash in a public offering or private placement (other than any such capital stock or obligation or security issued or issuable as consideration in a business combination or as compensation to an employee, consultant or otherwise). There is no additional requirement that a holder own a minimum of 15,000 shares to be entitled to preemptive rights, as there is with the holders of Series B Preferred Stock.

                                                               Page  21  of  36
                                                                    ----    ----

Item 7.    Material to be Filed as Exhibits.

     (a) Joint Filing Agreement among Investcorp, Sipco, NR Holdings and NR2 Holdings dated August 11, 2000.

     (b) Preferred Stock Purchase Agreement, among NationsRent, Inc., NR2 Holdings Limited, DB Capital Investors, L.P., J.P. Morgan Capital Corporation and Sixty Wall Street Fund, L.P., dated August 2, 2000.

     (c) Registration Rights Agreement, among NationsRent, Inc., NR2 Holdings Limited, DB Capital Investors, L.P., J.P. Morgan Capital Corporation, Sixty Wall Street Fund, L.P., James L. Kirk, H. Wayne Huizenga and, with respect to specified provisions only, NR Holdings Limited and NR Investments Limited, dated August 2, 2000.

     (d) Preferred Stockholders Agreement, among NR Holdings Limited, NR Investments Limited, NR2 Holdings Limited, DB Capital Investors, L.P., J.P. Morgan Capital Corporation and Sixty Wall Street Fund, L.P., dated August 2, 2000.

     (e) Certificate of Designation of the Convertible Preferred Stock, Series B of NationsRent, Inc.

     (f) Voting Agreement and Proxy executed by NR Holdings Limited, dated August 2, 2000.

     (g) Preferred Stock Purchase Agreement, among NationsRent, Inc., NR Holdings Limited and NR Investments Limited, dated July 20, 1999, is incorporated herein by reference from NationsRent, Inc.'s Report on Form 10-Q for the quarter ended June 30, 1999.

     (h) Registration Rights Agreement, among NationsRent, Inc., NR Holdings Limited, NR Investments Limited, James L. Kirk and H. Wayne Huizenga, dated July 20, 1999, was previously filed as an Exhibit to the initial Schedule 13D of the Initial Reporting Persons.

     (i) Certificate of Designation of the Convertible Preferred Stock, Series A of NationsRent, Inc., is incorporated herein by reference from NationsRent, Inc.'s Report on Form 10-Q for the quarter ended June 30, 1999.

     (j) Certificate of Amendment to Certificate of Designation of the Convertible Preferred Stock, Series A of NationsRent, Inc., is incorporated herein by reference from NationsRent, Inc.'s Registration Statement on Form S-3 (File No. 333-88603), filed with the Securities and Exchange Commission on October 7, 1999.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



INVESTCORP S.A.

By:      /s/ Lawrence B. Kessler                        August 14, 2000
         _____________________________
         Name:     Lawrence B. Kessler
         Title:    Chief Administrative Officer

Sipco LIMITED

By:      /s/ Lawrence B. Kessler                        August 14, 2000
         ____________________________
         Name:    Lawrence B. Kessler
         Title:   Director

                                                               Page  22  of  36
                                                                    ----    ----

NR HOLDINGS LIMITED

By:      /s/ Sydney J. Coleman                          August 14, 2000
         _________________________
         Name:    The Director Ltd.
         Title:   Director

NR2 HOLDINGS LIMITED

By:      /s/ Sydney J. Coleman                          August 14, 2000
         ________________________
         Name:    The Director Ltd.
         Title:   Director

                                                               Page  23  of  36
                                                                    ----    ----

                                   SCHEDULE I

                                INVESTCORP S.A.
                                   DIRECTORS

                                             PRESENT BUSINESS             PRESENT PRINCIPAL
             NAME                                ADDRESS                     OCCUPATION                               CITIZENSHIP
             ----                            ---------------              -----------------                           -----------

Abdul-Rahman Salim Al-Ateeqi               P.O. Box 848                   Personal Advisor to H.H. the Amir of the    Kuwait
                                           Safat 13009                    State of Kuwait
                                           Kuwait                         Chairman of Bahrain Middle East Bank

Omar A. Aggad                              P.O. Box 2256                  Chairman and President of Aggad             Saudi Arabia
                                           Riyadh 11451                   Investment Co.
                                           Kingdom of Saudi Arabia

Easa Saleh Al Gurg                         P.O. Box 325                   Ambassador of the United Arab Emirates to   U.A.E.
                                           Dubai                          the Court of St. James's and The Republic
                                           United Arab Emirates           of Ireland

                                                                          Chairman, Easa Saleh Al Gurg Group of
                                                                          Companies, Dubai, a major trading house

                                                                          Chairman, Arabian Explosives Co LLC, a
                                                                          manufacturer of industrial explosives

                                                                          Chairman, Al Gurg Leight's Paints LLP, a
                                                                          manufacturer of decorative and industrial
                                                                          paints

                                                                          Chairman, Gulf Metal Foundry LLC, a
                                                                          manufacturer of carbon, steel, stainless
                                                                          steel, manganese steel, and SG iron
                                                                          castings

                                                                          Chairman, Al Gurg Lever LLC, a foodstuffs
                                                                          and consumer goods company

                                                                          Chairman, Al Gurg Fosroc LLC, a
                                                                          manufacturer of construction chemicals

                                                                          Director, Emirates International, Dubai

                                                                          Deputy Chairman, National Bank of Fujairah

                                                                          Director, Egyptian British Bank, Cairo

                                                                          Director, Emirates Bank International PJSC

Ahmed Abdullah Al Mannai                   P.O. Box 76                    Chairman, Mannai Corporation Ltd.           Qatar
                                           Doha
                                           Qatar                          Chairman, Ahmed Mannai & Co. (QSC)

                                                               Page  24  of  36
                                                                    ----    ----


                                              PRESENT BUSINESS           PRESENT PRINCIPAL
             NAME                                ADDRESS                     OCCUPATION                               CITIZENSHIP
           --------                        -----------------              -----------------                           -----------
Abdulaziz A. Al-Sulaiman                   P.O. Box 222                   Chairman of Rolaco Trading and Contracting  Saudi Arabia
                                           Jeddah 21411
                                           Kingdom of Saudi Arabia

Khalid Rashid Al Zayani                    P.O. Box 5553                  Group Chairman, Al Zayani Investments       Bahrain
                                           Manama                         Group of Companies
                                           Bahrain

Hussain Ibrahim Al-Fardan                  P.O. Box 63                    Chairman, Alfardan Group of Companies       Qatar
                                           Doha                           (Holdings) WLL
                                           Qatar

Nasser Ibrahim Al-Rashid                   P.O. Box 4354                  Chairman, Rashid Engineering                Saudi Arabia
                                           Riyadh 11491
                                           Kingdom of Saudi Arabia

Abdul Rahman Ali Al-Turki                  P.O. Box 718                   Chairman and CEO, A.A. Turki Group of       Saudi Arabia
                                           Dammam 31421                   Companies
                                           Kingdom of Saudi Arabia
                                                                          Chairman and CEO, ATCO Development, Inc.

                                                                          Chairman and CEO, ATCO Development Ltd.,
                                                                          London, UK

Mohammed Abdullah Al-Zamil                 P.O. Box 285                   Chairman, A.H. Al-Zamil Group of Companies  Bahrain
                                           Manama
                                           Bahrain

Abdullah Mohamed Alireza                   P.O. Box 1555                  Chairman, Reza Investment Co., a water
                                           Jeddah 21441                   resources development, sports and
                                           Kingdom of Saudi Arabia        leisure, and retail distribution company

                                                                          Chairman, Reza Food Services Co., a
                                                                          McDonalds franchise in Western Province,
                                                                          Saudi Arabia

                                                                          Chairman, International Chemical
                                                                          Industries & Trading Co.

                                                                          Vice Chairman of the Supervisory Board,
                                                                          Haji Abdullah Alireza & Co.

Abdullah Taha Bakhsh                       P.O. Box 459                   Chairman, TRACO (Trading, Engineering &     Saudi Arabia
                                           Jeddah 21411                   Contracting Corporation), a holding
                                           Kingdom of Saudi Arabia        company

                                                                          Chairman, TRACO (Real Estate), a
                                                                          marketing and wholesaling of lands, real
                                                                          estate development and property
                                                                          management company

                                                                          Chairman, TRACO (Engineering), a civil
                                                                          contracting, concrete and steel
                                                                          structural renovation, marine and deep
                                                                          sea engineering company

                                                                          Chairman, TRACO (Hotels), a hotel
                                                                          ownership and management company

                                                               Page  25  of  36
                                                                    ----    ----

                                           PRESENT BUSINESS            PRESENT PRINCIPAL
          NAME                                ADDRESS                     OCCUPATION                                 CITIZENSHIP
        --------                          -----------------            -----------------                             -----------
Faraj Ali Bin Hamoodah                     P.O. Box 203                   President, Bin Hamoodah Group of Companies  U.A.E.
                                           Abu Dhabi
                                           United Arab Emirates

Mustafa Jassim Boodai                      P.O. Box 1287                  Chairman, Boodai Corporation                Kuwait
                                           Safat 13013
                                           Kuwait

Mohammed Yousef Jalal                      P.O. Box 113                   Chairman, Mohammed Jalal & Sons Group of    Bahrain
                                           Manama                         Companies, a trading and contracting group
                                           Bahrain

Nemir Amin Kirdar                          Investcorp House               President and CEO of Investcorp Bank E.C.   Bahrain
                                           P.O. Box 5340
                                           Manama
                                           Bahrain

Abdul Aziz Jassim Kanoo                    P.O. Box 37                    Deputy Chairman and Deputy CEO, Yusuf Bin   Saudi Arabia
                                           Dammam 31411                   Ahmed Kanoo Group, Saudi Arabia
                                           Kingdom of Saudi Arabia
                                                                          Chairman, Saudi Arabian Industrial &
                                                                          Trading Est.

                                                                          Chairman, Baroid (Saudi Arabia) Ltd.

                                                                          Chairman, Saudi Arabian Lube Additives
                                                                          Co. Ltd.

                                                                          Chairman, Key Communications Development
                                                                          Ltd.

                                                               Page  26  of  36
                                                                    ----    ----

                                             PRESENT BUSINESS             PRESENT PRINCIPAL
             NAME                                ADDRESS                     OCCUPATION                                 CITIZENSHIP
           --------                         -----------------            -----------------                              -----------
Hussain Ibrahim Al-Fardan                P.O. Box 63              Chairman, Alfardan Group of Companies               Qatar
                                         Doha                     (Holdings) WLL
                                         Qatar

Mohammed Yousef Jalal                    P.O. Box 113             Chairman, Mohammed Jalal & Sons Group of           Bahrain
                                         Manama                   Companies, a trading and contracting group
                                         Bahrain

Nemir Amin Kirdar                        P.O. Box 5340            President and CEO of Investcorp Bank E.C.          Bahrain
                                         Manama
                                         Bahrain

Abdul-Rahman Salim Al-Ateeqi             P.O. Box 848             Personal Advisor to H.H. the Amir of the State      Kuwait
                                         Safat 13009              of Kuwait
                                         Kuwait
                                                                  Chairman of Bahrain Middle East Bank

Abdul Aziz Jassim Kanoo                  P.O. Box 37              Deputy Chairman and Deputy CEO, Yusuf Bin Ahmed     Saudi Arabia
                                         Dammam 31411             Kanoo Group, Saudi Arabia
                                         Kingdom of Saudi Arabia
                                                                  Chairman, Saudi Arabian Industrial & Trading
                                                                  Est.

                                                                  Chairman, Baroid (Saudi Arabia) Ltd.

                                                                  Chairman, Saudi Arabian Lube Additives Co. Ltd.

                                                                  Chairman, Key Communications Development Ltd.

Lawrence B. Kessler                      P.O. Box 5340            Chief Administrative Officer of Investcorp S.A.     U.S.A.
                                         Manama
                                         Bahrain

Gary S. Long                             P.O. Box 5340            Chief Financial Officer                             U.S.A.
                                         Manama                   of Investcorp S.A.
                                         Bahrain

                                                               Page  27  of  36
                                                                    ----    ----


                                  SCHEDULE 1

                              NR HOLDINGS LIMITED
                                   DIRECTOR


                                           ADDRESS OF PRINCIPAL
                                          BUSINESS AND PRINCIPAL                PRINCIPAL         PLACE OF
      NAME                                          OFFICE                      BUSINESS        ORGANIZATION
-----------------------------             ----------------------             ----------------  --------------
The Director Ltd.                     West Wind Building                    Serving as a         Cayman Islands
                                      P.O. Box 1111                         corporate director
                                      Harbour Drive
                                      George Town, Grand Cayman Cayman
                                      Islands, B.W.I.

                                                               Page  28  of  36
                                                                    ----    ----


                                  SCHEDULE 1

                             NR2 HOLDINGS LIMITED
                                   DIRECTOR


                                           ADDRESS OF PRINCIPAL
                                          BUSINESS AND PRINCIPAL                PRINCIPAL             PLACE OF
      NAME                                          OFFICE                      BUSINESS            ORGANIZATION
-----------------------------             ----------------------             ----------------      --------------
The Director Ltd.                             West Wind Building              Serving as a         Cayman Islands
                                              P.O. Box 1111                   corporate director
                                              Harbour Drive
                                              George Town, Grand Cayman Cayman
                                              Islands, B.W.I.

                                                               Page  29  of  36
                                                                    ----    ----

                                  SCHEDULE 1

                                INVESTCORP S.A.
                              EXECUTIVE OFFICERS

                                   PRESENT BUSINESS             PRESENT PRINCIPAL
             NAME                      ADDRESS                     OCCUPATION                                 CITIZENSHIP
           --------               -----------------            -----------------                              -----------
Nemir Amin Kirdar                 P.O. Box 5340            President and CEO of Investcorp Bank E.C.          Bahrain
                                  Manama
                                  Bahrain

Lawrence B. Kessler               P.O. Box 5340            Chief Administrative Officer                        U.S.A.
                                  Manama                   of Investcorp S.A.
                                  Bahrain

Gary S. Long                      P.O. Box 5340            Chief Financial Officer and Secretary               U.S.A.
                                  Manama                   of Investcorp S.A.
                                  Bahrain

Salman A. Abbasi                  P.O. Box 5340            Assistant Secretary of Investcorp S.A.              U.S.A.
                                  Manama
                                  Bahrain

                                                               Page  30  of  36
                                                                    ----    ----

                                 SIPCO LIMITED
                              EXECUTIVE OFFICERS

                                                               PRESENT BUSINESS             PRESENT PRINCIPAL
             NAME                 Position                         ADDRESS                     OCCUPATION             CITIZENSHIP
           --------               ---------                    -----------------            -----------------         -----------
Paget-Brown & Company Ltd.        Secretary              West Wind Building              Providing Corporate          Cayman Islands
                                                         P.O. Box 1111                   Management Services
                                                         Harbour Drive
                                                         George Town, Grand Cayman
                                                         Cayman Islands, B.W.I.

                                                               Page  31  of  36
                                                                    ----    ----

                              NR HOLDINGS LIMITED
                              EXECUTIVE OFFICERS


                                                     PRESENT BUSINESS             PRESENT PRINCIPAL
             NAME                 Position               ADDRESS                     OCCUPATION             CITIZENSHIP
           --------               ---------          -----------------            -----------------         -----------
Paget-Brown & Company Ltd.        Secretary           West Wind Building           Providing Corporate    Cayman Islands
                                                       P.O. Box 1111               Management Services
                                                       Harbour Drive
                                                       George Town, Grand Cayman, Cayman
                                                       Islands, B.W.I.

                                                               Page  32  of  36
                                                                    ----    ----

                             NR2 HOLDINGS LIMITED
                              EXECUTIVE OFFICERS


                                                    PRESENT BUSINESS             PRESENT PRINCIPAL
             NAME                 Position             ADDRESS                     OCCUPATION             CITIZENSHIP
             ----                 --------          -----------------            -----------------         -----------
Paget-Brown & Company Ltd.        Secretary         West Wind Building           Providing Corporate    Cayman Islands
                                                    P.O. Box 1111                Management Services
                                                    Harbour Drive
                                                    George Town, Grand Cayman,
                                                    Cayman Islands, B.W.I.

                                                               Page  33  of  36
                                                                    ----    ----

                                  SCHEDULE II
                     INFORMATION REGARDING CERTAIN OF THE
                 MANAGED ENTITIES AND THE REF MANAGED ENTITIES

                               MANAGED ENTITIES
                                --------------

                                                                   PLACE OF
NAME                                   ADDRESS                               ORGANIZATION              PRINCIPAL BUSINESS
----                                   ------                                ------------              ------------------
Ballet Limited                  c/o Beaufort Financial Services              Cayman Islands           Passive Holding Company
                                West Wind Building
                                P.O. Box 2197, Harbour Drive
                                George Town, Grand Cayman
                                Cayman Islands, BWI

Denary Limited                  c/o Beaufort Financial Servivrd              Cayman Islands           Passive Holding Company
                                West Wind Building
                                P.O. Box 2197, Harbour Drive
                                George Town, Grand Cayman
                                Cayman Islands, BWI

Gleam Limited                   c/o Beaufort Financial Serviced              Cayman Islands           Passive Holding Company
                                West Wind Building
                                P.O. Box 2197, Harbour Drive
                                George Town, Grand Cayman
                                Cayman Islands, BWI

Highlands Limited               c/o Beaufort Financial Services              Cayman Islands           Passive Holding Company
                                West Wind Building
                                P.O. Box 2197, Harbour Drive
                                George Town, Grand Cayman
                                Cayman Islands, BWI

Noble Limited                   c/o Beaufort Financial Services              Cayman Islands           Passive Holding Company
                                West Wind Building
                                P.O. Box 2197, Harbour Drive
                                George Town, Grand Cayman
                                Cayman Islands, BWI

Outrigger Limited               c/o Beaufort Financial Services              Cayman Islands           Passive Holding Company
                                West Wind Building
                                P.O. Box 2197, Harbour Drive
                                George Town, Grand Cayman
                                Cayman Islands, BWI

Quill Limited                   c/o Beaufort Financial Services              Cayman Islands           Passive Holding Company
                                West Wind Building
                                P.O. Box 2197, Harbour Drive
                                George Town, Grand Cayman
                                Cayman Islands, BWI

Radial Limited                  c/o Beaufort Financial Services              Cayman Islands           Passive Holding Company
                                West Wind Building
                                P.O. Box 2197, Harbour Drive
                                George Town, Grand Cayman
                                Cayman Islands, BWI

Shoreline Limited               c/o Beaufort Financial Services              Cayman Islands           Passive Holding Company
                                West Wind Building
                                P.O. Box 2197, Harbour Drive
                                George Town, Grand Cayman
                                Cayman Islands, BWI

Zinnia Limited                  c/o Beaufort Financial Services              Cayman Islands           Passive Holding Company
                                West Wind Building
                                P.O. Box 2197, Harbour Drive
                                George Town, Grand Cayman
                                Cayman Islands, BWI

                                                               Page  34  of  36
                                                                    ----    ----


                                       REF MANAGED ENTITIES
--------------------------------------------------------------------------------------------------
Investcorp Real Estate Equity   West Wind Building         Cayman Islands  Passive Holding Company
 Acquisition Ltd.               P.O. Box 1111
                                Harbour Drive
                                George Town, Grand Cayman
                                Cayman Islands, B.W.I.

Investcorp Real Estate Equity   West Wind Building         Cayman Islands  Passive Holding Company
 Capital Ltd                    P.O. Box 1111
                                Harbour Drive
                                George Town, Grand Cayman
                                Cayman Islands, B.W.I.

Investcorp Real Estate Equity   West Wind Building         Cayman Islands  Passive Holding Company
 Finance Ltd.                   P.O. Box 1111
                                Harbour Drive
                                George Town, Grand Cayman
                                Cayman Islands, B.W.I.

Investcorp Real Estate Equity   West Wind Building         Cayman Islands  Passive Holding Company
 Planning Ltd.                  P.O. Box 1111
                                Harbour Drive
                                George Town, Grand Cayman
                                Cayman Islands, B.W.I.


                                                               Page  35  of  36
                                                                    ----    ----


                       Date of                               Amount of          Price
                     Transaction                       Securities Purchased    Per Share
-----------------------------------------------------  --------------------    ---------
                      08/23/99                                15,000            6.2692
                      08/23/99                                10,000            6.3125
                      08/24/99                                12,000            6.7083
                      08/24/99                                13,000            6.5577
                      08/25/99                                27,000            6.7757
                      08/25/99                                 3,500            6.6875
                      08/25/99                                19,500            6.7500
                      08/26/99                                22,000            6.7912
                      08/26/99                                 2,200            6.8125
                      08/26/99                                 5,400            6.6875
                      08/26/99                                21,900            6.7500
                      08/30/99                                11,000            6.8063
                      08/30/99                                   100            6.6875
                      08/30/99                                 2,100            6.7500
                      08/30/99                                 2,600            6.8750
                      08/30/99                                 6,300            6.6250
                      08/30/99                                 6,900            6.8125
                      08/31/99                                14,000            6.8438
                      08/31/99                                15,000            7.0000
                      09/01/99                                19,000            6.9049
                      09/01/99                                   400            6.8125
                      09/01/99                                12,600            6.8750
                      09/07/99                                15,000            7.2313
                      09/07/99                                 1,400            7.0625
                      09/07/99                                 8,600            7.2500
                      09/08/99                                10,000            7.3756
                      09/08/99                                13,000            7.3750
                      09/09/99                                13,500            7.2338
                      09/09/99                                 1,100            7.1250
                      09/09/99                                 3,500            7.3125
                      09/09/99                                 3,900            7.2500
                      09/09/99                                 4,000            7.1875
                      09/10/99                                11,000            6.9545
                      09/10/99                                   300            6.9375
                      09/10/99                                   500            7.1250
                      09/10/99                                 1,000            6.8125
                      09/10/99                                 1,000            6.8750
                      09/10/99                                 2,000            7.0625


                                                                   Page 36 of 36
                                                                        --    --

                       Date of                               Amount of          Price
                     Transaction                       Securities Purchased    Per Share
-----------------------------------------------------  --------------------    ---------
                      09/10/99                                 3,000            6.7500
                      09/10/99                                 7,200            7.0000
                      09/13/99                                13,000            6.6442
                      09/13/99                                 4,000            6.5625
                      09/13/99                                 4,000            6.6250
                      09/13/99                                 4,000            6.6875
                      09/14/99                                11,000            6.3409
                      09/14/99                                14,000            6.3987
                      09/15/99                                17,000            6.3419
                      09/15/99                                23,000            6.3753
                      09/16/99                                21,500            6.1948
                      09/16/99                                18,500            6.2672
                      09/17/99                                19,000            6.2895
                      09/17/99                                21,000            6.2723
                      09/20/99                                31,000            6.2268
                      09/20/99                                19,000            6.2155
                      09/21/99                                24,000            6.5247
                      09/21/99                                26,000            6.4517
                      09/22/99                                22,000            6.5795
                      09/22/99                                18,000            6.5976
                      09/23/99                                15,000            6.9271
                      09/23/99                                15,000            6.9363
                      09/24/99                                15,000            7.0104
                      09/24/99                                15,000            7.0392
                                                              ------
TOTAL:                                                       711,500
                                                             =======